Form 20-F
period 1998-12-31
BENCKISER NV
filed 1999-05-13
CIK 1048131

-------------------------------------------------------------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            -------
----------------

                                   FORM 20-F
      [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
      [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal year ended: December 31, 1998
                                      OR
      [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 1-14726

                                BENCKISER N.V.
            (Exact name of Registrant as specified in its charter)

                                THE NETHERLANDS
                (Jurisdiction of incorporation or organization)

    World Trade Center, Amsterdam Airport, Tower C, Schiphol Boulevard 229,
                   1118 BH Schiphol Airport, The Netherlands
                   (Address of principal executive offices)

             Securities registered or to be registered pursuant to
                          Section 12(b) of the Act:

         Title of each class         Name of each exchange on which registered

       Class B Common Shares,                  New York Stock Exchange
          nominal value
          NLG 1.00 each

                  Securities registered or to be registered pursuant to
Section 12(g) of the Act:
                                                       None

       Securities for which there is a reporting obligation pursuant to
                          Section 15(d) of the Act:    None

            The number of outstanding shares in the capital of Benckiser N.V. as of December 31, 1998:

Class A Common Shares, nominal value NLG 1.00  39,064,630
Class A Common Shares, nominal value NLG 4.00  13,655,000

                            -----------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [ ]

Indicate by check mark which financial statement item the registrant has
elected to follow:                                    Item 17 [ ]  Item 18 [X]
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Certain Definitions and Dollar Presentation................................. 3

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the
   United States Private Securities Litigation Reform Act of 1996........... 4

PART I
Item 1     Description of Business..........................................  4
Item 2     Description of Property.......................................... 14
Item 3     Legal Proceedings................................................ 15
Item 4     Control of Registrant............................................ 15
Item 5     Nature of Trading Market......................................... 16
Item 6     Exchange Controls and Other Limitations Affecting Security
           Holders.......................................................... 17
Item 7     Taxation......................................................... 18
Item 8     Selected Financial Data.......................................... 20
Item 9     Management's Discussion and Analysis of Financial Condition and
           Results of Operations............................................ 20
Item 9A    Quantitative and Qualitative Disclosures about Market Risk....... 26
Item 10    Directors and Officers of Registrant............................. 26
Item 11    Compensation of Directors and Officers........................... 31
Item 12    Options to Purchase Securities from Registrant or Subsidiaries... 31
Item 13    Interest of Management in Certain Transactions................... 32

PART II
Item 14    Description of Securities to be Registered....................... 32

PART III
Item 15    Defaults upon Senior Securities.................................. 32
Item 16    Changes in Securities and Changes in Security for Registered
           Securities....................................................... 32

PART IV
Item 17    Consolidated Financial Statements................................ 32
Item 18    Consolidated Financial Statements................................ 32
Item 19    Consolidated Financial Statements and Exhibits................... 32

Exhibit Index............................................................... 35

                  CERTAIN DEFINITIONS AND DOLLAR PRESENTATION

     Benckiser N.V. (the "Company") conducts its operations directly and through its subsidiaries. The term "BNV" as used herein refers, unless the context otherwise requires, to the Company and its consolidated subsidiaries and predecessors. "JAB" means Joh. A Benckiser GmbH and its subsidiaries (other than the Company).

     The principal executive office of the Company is located at World Trade Center, Amsterdam Airport, Tower C, Schiphol Boulevard 229, 1118 BH Schiphol Airport, The Netherlands, and its telephone number is (31 20) 405 7555.

     The Company publishes its consolidated financial statements in Dutch guilders, the currency of the Netherlands. In this annual report on Form 20-F, references to "Dutch guilders" and "NLG" are to the currency of the Netherlands, and references to "U.S. dollars," "$" or "(cent)" are to the currency of the United States, and references to "Euro" and "EUR" are to the currency of the European Monetary Union ("EMU"). Unless otherwise indicated, solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Dutch guilder amounts into U.S. dollar and Euro amounts. The translations of Dutch guilder amounts into U.S. dollar amounts have been at $1.00 = NLG 1.8888, the noon buying rate in The City of New York for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1998. See "Item 8: Selected Financial Data--Exchange Rate Information" for information regarding the Noon Buying Rate from January 1, 1994 through April 29, 1999. On April 29, 1999, the Noon Buying Rate was $1.00 = NLG 2.08. These translations should not be construed as representations that the Dutch guilder amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates. The transactions of Dutch Guilder amounts into Euro amounts have been at EUR 1.00 = NLG 2.20371, the permanently fixed rate against the Euro on December 31, 1998.

     Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

     Certain information in this annual report on Form 20-F has been presented separately for certain geographic areas. As used herein, (i) "Western Europe" refers to Austria, Belgium, Denmark, Finland, France, Germany, Greece, Israel, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom, (ii) "North America" refers to Canada and the United States and (iii) the "Rest of the World" refers to the other countries and areas in which the Company currently conducts business: Australia, Belorussia, the People's Republic of China ("China"), Croatia, the Czech Republic, Dubai, Estonia, Hungary, Japan, Latvia, Lithuania (together with Estonia and Latvia, the "Baltics"), New Zealand, Poland, Romania, Russia, the Slovak Republic, Slovenia, Turkey, Ukraine and Yugoslavia. In addition, as used herein, "measured worldwide market" refers to all countries with respect to which Nielsen information (as defined below) is available.

     Unless otherwise indicated, certain information contained herein with respect to North America, Western Europe and certain other markets in the rest of the world of the mass-market channel of distribution in the household detergents and cleaning products industry, including market share and brand rank, has been derived from information compiled by A.C. Nielsen Company and its affiliates ("Nielsen"). Nielsen measures retail sales volumes and value shares of household detergents and cleaning products sold in the mass-market as defined by the following channels of distribution: hypermarkets, supermarkets, independent and chain stores, mass-volume merchandisers, food stores and food/drug combinations. Nielsen bases its data on statistical compilations of reported sales. All such market data is subject to some degree of variance.

     Finish, Electrasol, Jet Dry, Vanish, Cillit and Dosia are trademarks of the Company. The Company has an exclusive right to use the Calgonit and Calgon trademarks in the household cleaning products business in most markets. All other product names, trade names and trademarks referred to in this annual report on Form 20-F are the property of the Company or one of its affiliates or subsidiaries or are the subject of an exclusive license by the Company.

     In this annual report on Form 20-F, the term "Class B Common Shares" refers to the Class B Common Shares of the Company, nominal value NLG 1 per share, and the term "Class A Common Shares" refers to the Class A Common Shares of the Company, nominal value NLG 4 per share. The term "Common Shares" refers to the Class B Common Shares together with the Class A Common Shares.

     Specific portions of the Company's Annual Report 1998 to Shareholders are incorporated by reference in this report on Form 20-F to the extent noted herein.

     The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files, reports and other information with the U.S. Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2551 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material are also available by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20459, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class B Common Shares are listed.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
      THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of Benckiser's future operational or financial performance and are subject to risks and uncertainties. The forward looking statements refer to, among other things, predictions of future net revenues, estimate of exposure to currency fluctuations, estimates of cost savings as a result of ongoing restructuring, predictions of capital expenditures and sufficiency of cash flows and credit facilities to meet working capital, capital expenditure and debt requirements for fiscal year 1998 and the Company's view of the impact of the Year 2000 and the introduction of the Euro on its operations. Actual operational and financial results may differ from the Company's expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include competition from competitors with substantially greater resources than the Company, changes in the political or economic conditions of the countries in which the Company operates, changes in Dutch or other applicable tax legislation or similar laws or regulations and fluctuations of currencies against the Dutch guilder. For a discussion of these and other factors which may have a material impact upon Benckiser's financial conditions, results of operation and liquidity, see Item 1 "Description of Business -- Certain Factors Which May Affect The Business" and Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 1.  DESCRIPTION OF BUSINESS

                         REORGANIZATION OF THE COMPANY

     The Company evolved from Joh. A. Benckiser GmbH and its subsidiaries
(JAB) origins as a producer of specialty chemicals. The Household Products division of JAB introduced its first product--Calgon, a water softener--in 1956. In the following years, new household cleaning products under brand names such as Calgonit and Quanto were introduced in countries throughout Europe. In the 1980s, JAB sought to establish itself as an industry leader in household detergents and cleaning agents and to divest itself of other industrial interests. Over 10 years beginning in 1982, the Household Products division grew rapidly, as JAB acquired 18 companies in 11 countries throughout key worldwide markets, including the 1985 acquisition of St. Marc in France and the 1987 acquisition of Ecolab's worldwide consumer business. In 1988, JAB bought Mira Lanza Spa and Panigal Spa in Italy; in 1989, JAB bought S.A. Camp in Spain. Beginning in 1990, JAB also made several acquisitions in the cosmetics business. Over the same period, JAB divested itself of substantially all of its non-household cleaning product and non-cosmetics businesses. Upon consolidation of its core businesses in household cleaning product and cosmetics industries, JAB began focusing on the organic growth of its core product categories and regional expansion into emerging markets through the application of its accumulated experience and the use of its established operational platform. Within this decade the Household Products division entered the emerging markets of Eastern Europe and China through acquisitions (as in Poland), a majority-held joint venture (in China) and newly built operations (as in the Czech and Slovak Republics, Russia and Hungary, among others).

     In 1996, the Board of Directors of JAB approved a plan to divide its business into a separate household cleaning products subsidiary, the Company, and a separate cosmetics subsidiary, Coty Inc. ("Coty"), in an effort to improve the profitability of each of those businesses by making them more streamlined and focused. As part of the reorganization, JAB and JAB Investments B.V., an affiliated company of JAB, transferred all of their operating companies that engage in the household cleaning products business to the Company. In exchange for this transfer of operating companies, the Company conveyed 13,655,000 Class A Common Shares and 38,345,000 Class B Common Shares to JAB Investments B.V.

     The change in organization (the "Reorganization") effected a transfer of the worldwide household cleaning products operations of JAB and its subsidiaries to the Company. In connection with the Reorganization, the Company's corporate headquarters were moved to Amsterdam, the Netherlands from Ludwigshafen, Germany in July 1997.

     On November 24, 1997 the Company completed an initial public offering of Class B Common Shares. The Class B Common Shares were listed on the New York Stock Exchange (the "NYSE") under the symbol "BNV" and the Official Market of AEX-Effectenbeurs N.V. (the "Amsterdam Stock Exchange") under the symbol "BNV" at that time. As of December 31, 1998 JAB has ownership, directly or indirectly, of 100% of the Company's Class A Common Shares and 43.8 % of the Company's Class B Common Shares. See Item 1 "Description of Business--Certain Factors Which May Affect The Business--Control by JAB".

     The Company's Consolidated Financial Statements reflect the effects of the Reorganization. The Consolidated Financial Statements and the selected financial data for each year up to through June 30, 1997, have been presented as if the Company had existed for all periods presented with the same net debt structure as was actually created as at June 30, 1997 and reflect the costs of conducting the business of the Company on a stand-alone basis. The Consolidated Financial Statements have been presented as if in each year presented up to through June 30, 1997 the Company distributed to JAB amounts necessary to keep net indebtedness constant throughout the periods, which may result in changes in equity that could be higher than the distribution of the respective year's net income (as shown in the Consolidated Financial Statements) adjusted for, among other things, foreign currency translations. The Consolidated Financial Statements for each year presented up to June 30, 1997 also reflect: (i) JAB's sale or contribution of subsidiaries and trademarks as well as the pushdown of corporate headquarter expenses, (ii) debt resulting from the Reorganization, (iii) interest expenses on that debt as well as any interest income earned on financial investments applicable for such years, both at the Company's average actual interest rates, and (iv) taxation as if the Company existed as a separate corporate Dutch taxpayer. See
Note 1 of the Notes to the Consolidated Financial Statements included in Item
18.
                                   BUSINESS

     The Company is one of the world's leading manufacturers and marketers of household detergents and cleaning agents. The Company operates on an international basis, selling a wide variety of branded products in over 45 countries. Approximately three quarters of the Company's 1998 net revenues in the Company's four principal product categories were generated by products that were either market leaders or ranked second in their markets. The Company's four principal product categories fall into one of two different classes--premium (which consists of dishwashing products, laundry additives and home cleaning products) and value (which consists primarily of laundry detergents products). The Company had net revenues of approximately NLG 3.9 billion ($ 2.0 billion) in 1998, of which approximately 69 % was generated from premium product categories (approximately 33 % from dishwashing products, approximately 27 % from laundry additives and approximately 9 % from home cleaning products) and approximately 24 % was generated from laundry detergents products. In 1998, approximately 67 % of the Company's net revenues and 103 % of the Company's operating income, was generated in Western Europe, 15 % and 0 %, respectively, in North America, and 18 % and 1 %, respectively, in the rest of the world. The largest countries by net revenues in Western Europe are, in order of magnitude, Italy, Spain, Germany, France and the United Kingdom, which, on a combined basis, represented approximately 85 % of the Company's net revenues in Western Europe in 1998.

     The Company operates 19 manufacturing facilities in 15 countries on four continents: Europe, North America, Australia and Asia. The Company sells its products in over 45 countries worldwide almost exclusively through its own sales force, which constituted 1,138 of the Company's 5,487 employees as of December 31, 1998. The Company distributes its products primarily to mass-market retailers. The Company's principal mass-market retailers include hypermarkets, supermarkets, independent drug stores, chain drug stores and combination supermarket/drugstores, such as Promodes, Carrefour, Metro, Rewe and Tesco in Western Europe and Wal-Mart and Kroger in North America.

     The Company's net revenues increased from NLG 3.0 billion in 1996 to NLG
3.9 billion in 1998, while its net earnings increased from NLG 164.9 million to NLG 239.7 million. The Company's improved performance can be attributed to its focus on (i) establishing leading positions in growing, premium niche product categories, (ii) expanding market share in these growing categories through technological innovations, and (iii) entering new geographies.

     The household cleaning products industry includes laundry detergents products, laundry additives, dishwashing products and home cleaners. Household cleaning products can be characterized as premium or value products.

     Premium products are those which are among the price leaders in their product category and typically feature relatively high margins. Premium products typically require significant technological support, through continuous product innovations, and marketing support in order to increase and maintain market share. Premium products are frequently offered by the Company in niche categories, which are generally smaller and more specialized than mass market categories.

     Value products consist of products that provide good quality at a lower price. Specifically, the Company defines value products in the laundry detergents category as those products priced at a 15% or more discount to the price leader in a given market. Value products also require significant marketing support, but are not innovation products. Rather, the success of value products depends on providing good quality (utilizing current technology) at a low price.

Strategy

     The Company is focused on the continued development, profitability and growth of its household cleaning products business worldwide. The Company intends to accomplish these goals by (i) narrowly focusing on household cleaning products; (ii) building on our leading positions in our core categories and consistently working on strengthening these positions; (iii) striving for profitable growth by focusing on our high growth premium niche categories, developing innovative products and expanding into new markets;
(iv) continuously looking to optimize our supply chain to enhance our margins;
(v) maintaining and strengthening our critical advantage - our people, our unique values, and our incentive systems; and (vi) participating pro-actively in long-term industry consolidation.

Products

     For a description of the Company's products, see pages 12 to 17 of the 1998 Annual Report to Shareholders incorporated herein by reference.

Raw Materials

     The principal raw materials used in the manufacture of the Company's products are phosphates, perborates, surfactants, sodium carbonates, zeolites, sulphates, enzymes, fragrances and silicates. The Company also purchases packaging materials such as bottles, folding boxes, outer cases and plastic foil from various suppliers. The Company employs a two level purchasing structure. At the corporate level, the purchasing department seeks economies of scale and regular sourcing by negotiating group contracts for strategic raw materials. The Company also maintains a local purchasing function in order to take advantage of opportunities to purchase low price raw materials as they arise. The Company believes that an adequate supply of raw materials and packaging materials is generally available and does not believe that the loss of any one supplier would have a material adverse effect on the business or results of operations of the Company.

     In general, the Company's philosophy is to purchase its raw materials from a variety of outside suppliers. The Company does purchase certain raw materials from single suppliers, including certain raw materials that are made to the Company's specifications. In case of a disruption in the supply of any of these raw materials, the Company believes that it could switch to another supplier or use a substitute raw material. The Company does not anticipate that a disruption in the supply of these raw materials would have an adverse impact on the business or results of operations of the Company.

     The raw materials with the most significant impact on the Company's costs are phosphates, perborates, fragrances, surfactants, enzymes and zeolites. Fluctuations in the prices of these raw materials can occur as a result of fluctuations in the competitive market, a concentration of supply, fluctuations in the availability of basic materials and currency fluctuations. Packaging materials also have a significant impact on the Company's costs. The Company believes that in the long term it can generally reflect increases in the prices of its raw materials and packaging materials in its price to consumers without suffering a material adverse effect on its business or results of operations. Rapid changes in raw material or packaging material prices, however, have in the past and may in the future adversely affect the results of operations of the Company in the short term.

Manufacturing

     The Company's manufacturing facilities include 19 plants in 15 countries on four continents: Europe, North America, Australia and Asia. Principal plant facilities are located in Spain, Italy, Germany, Poland, the United States and China. These plants are primarily engaged in the production of ADW products, water softeners, laundry detergents, fabric softeners and fatty acids. Fabric treatment products are produced in Italy, Spain, Poland and Turkey. Production facilities focusing on household cleaning products are located in France, Australia, Poland and Turkey. The Company contracts with outside manufacturers for the production of a limited number of its products, such as Electrasol powders and gels in the United States.

     The Company has a mix of centralized and local production facilities. The Company's capital intensive products are produced at its larger factories where the technology for such production is available. These factories are located in Germany, Spain, Italy, Poland, the United States and China, all of which are central to relevant markets for ease of distribution. The Company's less capital intensive products, such as liquids, are produced in local factories located in the Company's main markets for such products. The Company believes that its mix of local and centralized manufacturing facilities allows the Company to focus on local requirements while being cost efficient in both its manufacturing and distribution.

     The Company believes its manufacturing facilities are adequate to meet current demand. For most products, the Company has several manufacturing locations and, in case of any production problems at one factory, production could be switched to another factory. With the exception of tablets and laundry detergent powders, the Company also believes that it could make arrangements with contract manufacturers for the production of most of its products in order to ensure a ready supply of such products in case of a problem with production capacity at its current facilities.

Distribution and Sales

     The Company distributes its products in over 45 countries. The Company's goal is to achieve a maximum weighted distribution for each of its product categories by focusing its sales efforts on mass-market retailers worldwide, almost exclusively through its own sales force. The Company's principal mass-market retailers include hypermarkets, supermarkets, independent drug stores, chain drug stores and combination supermarket/drugstores, such as Promodes, Carrefour, Metro, Rewe and Tesco in Western Europe and Wal-Mart and Kroger in North America. In 1998, no one retailer accounted for more than 5% of the Company's net revenues. The Company's sales philosophy is to manage all key retail accounts directly through its own sales force, thereby fostering a close partnership. In countries such as the United States, Spain and Germany, the Company also hires merchandisers to stock outlets.

     The Company also distributes some of its products under the private labels of certain customers. Private label sales are managed and sold from a separate marketing and sales organization, Propack Europe.

     At December 31, 1998, the Company employed 1,138 people in its sales force worldwide. The Company maintains a sales force in each location where its products are sold with the exception of Israel, Canada, Scandinavia, Turkey and certain countries in the Middle East and Africa.

     Distribution of the Company's products is largely decentralized. The Company maintains one central warehouse in each country in which the Company has an affiliate for the sale of its products, from which the Company ships products throughout that country. In a few large countries the Company also uses regional warehouses. Outside carriers are used to transport products. The Company employs state of the art systems to help track and reduce distribution costs.

     In the future, the Company expects a further concentration and possible international expansion of the retail trade. The Company continues to develop international systems and guidelines to be used throughout the Company's organization.

Company Organization

     The Company's management structure is decentralized with profit responsibility residing with individual country units. The Company employs a matrix system of management pursuant to which it divides management of the Company's operations by both geographic region and by product category. In each country in which it operates, the Company's operations are organized as separate entities, each of which is responsible for the marketing, sales, distribution and, if applicable, production aspects of the business in that country. The Company's operations are also managed based on product category. Each product category is overseen by a category director who is responsible for coordination of the Company's marketing, research and development, sales and distribution of the products in the particular product category, across all of the countries in which such products are sold. The category directors work closely with each other and with the country managers in an effort to ensure the quality, consistency and efficiency of the Company's manufacturing, marketing, research and development and distribution process worldwide. The Company's manufacturing operations are overseen by a team of operations managers, led by the Executive Vice President, Operations, who coordinates overall production operations and manages the Company's manufacturing capacity.

Marketing

     The Company applies a significant portion of its revenues to the advertising of its products. In 1996, 1997 and 1998 the Company spent approximately NLG 236.8 million, NLG 352.2 million and NLG 393.3 million respectively, on advertising. As a percentage of net revenues, amounts spent on advertising represented 8 % in 1996, 10 % in 1997 and 10 % in 1998. As a percentage of net revenues, excluding revenues attributable to private label brands and fatty acids which are not advertised, amounts spent on advertising represented 9 % in 1996, 11 % in 1997 and 12 % in 1998. The Company believes that such expenditures are necessary to maintain and increase market share in an industry highly dependent on product image and quality. Furthermore, the Company believes that advertising creates the consumer brand awareness and loyalty that is required to support existing brand franchises and to introduce new products.

     The Company's main advertising medium is television, the broad reach of which makes it the medium most capable of effectively delivering the Company's messages to consumers. The Company creates international marketing concepts for most of its products. The Company has selected a group of local advertising partners through whom the Company customizes its international advertising concepts for local markets.

     The Company also uses coupons, samples and other promotional items as additional marketing support whenever it has been shown, in the Company's experience, to create value. Regular product and product packaging improvements also form part of the Company's marketing strategy. To support its marketing activities, the Company works with third parties to obtain regular marketing studies on brand performance and consumer perception. The Company also cooperates with producers of "white goods" and tableware manufacturers through product recommendations, provision of samples and development of joint research and marketing plans, all of which improve the Company's ability to develop and position its products.

     Along with marketing directly to consumers, the Company engages in marketing programs, such as discount programs, focused on the retail trade, which the Company believes results in favourable shelf positioning and space for its products as well as store promotion of its products. The Company works closely with the retail trade and is often invited by the retail trade to make proposals for the in-store management of an entire product category. In these circumstances, the Company suggests the various products and price ranges that should be carried by a given retailer, the placement of products and the store promotions that should be instituted in order for the retailer to optimize its revenues and earnings structure.

     The Company's marketing expenditures are not impacted significantly by seasonality.

Research and Development

     The Company's research and development ("R&D") operations focus on product application; basic research is contracted to research laboratories or suppliers. The Company's R&D philosophy is "globally local." Pursuant to this philosophy, the Company develops new international products and marketing concepts which it can then introduce into its markets worldwide, with appropriate local adaptations. The "globally local" philosophy allows the Company to spread the R&D and advertising costs associated with the creation and marketing of an international product over the broader collection of local products.

     The Company has two main R&D centers, one in Italy and one in Germany, which focus on the development of international products, processes and technology. These international products are then customized according to local consumer needs. The R&D division of the Company is currently being reorganized. The Company expects the reorganization to result in increased effectiveness in product development and an increased number of personnel involved in such development.

     In addition to the two main R&D centers, the Company has six satellite centers, one in the United States, one in China and four in Europe. Approximately 150 employees conduct in-house research and development. The

Company's R&D expenditures totaled approximately NLG 21.6 million, NLG 25.1 million and NLG 27.7 million for 1996, 1997 and 1998 respectively, and are expected to total approximately NLG 34.5 million for 1999. The Company's R&D expenditures were approximately 0.7% of overall net revenues for each of the last three years. Approximately 65% of the R&D budget is spent on human resources and 35% on equipment and other expenses.

     The Company uses modern consumer research tools in its development of new products. The Company relies on industry and other sources, various attitude and usage studies prepared by independent marketing firms (including Nielsen) on behalf of the Company, and direct sales information from its largest customers to identify consumer needs and anticipate shifts in consumer preferences, allowing the company to develop line extensions and new products to meet changing demands.

     A dedicated group of ten managers within the R&D division work closely with the "white goods" and tableware industries to facilitate the development of new products. The white goods industry consists of manufacturers of appliances, such as automatic dishwashing machines and washing machines.

     The Company has developed strong ties with leading white goods and tableware manufacturers on a worldwide basis and cooperates with such manufacturers in product recommendation and sampling, the exchange of technology and marketing information, development of joint consumer research projects, training programs and strategic planning.

Competition

     The Company competes primarily on the basis of brand equity, brand advertising, product performance, and product quality at competitive retail price points. The household cleaning products industry is characterized by intense competition throughout the world.

Trademarks, Patents and Licensing Arrangements

     All of the Company's brand name products are protected by national or international registered trademarks in the markets in which they are sold. The Company or its operating subsidiaries own most of the trademarks that they use. Where the Company or its operating subsidiaries do not have outright ownership of their trademarks, they have rights to such trademarks through licensing agreements that are exclusive in nature, with certain limited exceptions. The Company's major trademarks, owned or licensed, include the brand names Calgonit, Finish, Electrasol, Jet Dry, Calgon, Vanish, Cillit and Dosia. See Item 4 "Control of Registrant--Relationship with JAB and JAB Investments B.V." for a discussion of license agreements with respect to certain key trademarks used by the Company.

     The Company maintains patents for the protection of significant product formulation and processing methods. The primary patents relate to ADW tablets (for the Calgonit, Finish and Electrasol brands), water softener tablets (for the Calgon brand), formulations for hard surface cleaners (for the Cillit brand) and dishwashing detergents. The Company's trademarks, patents and licenses are critical to the Company's business and the Company aggressively monitors and pursues any apparent infringements.

Consumer Safety and Environment

     The Company's operations and products are subject to numerous laws and regulations designed to protect consumer safety, health and the environment in the countries in which the Company operates. The scope and stringency of such laws vary according to the jurisdiction concerned.

     The environmental laws and regulations to which the Company is subject include, among other things, those relating to air emissions, wastewater discharges, the use, handling, transportation and disposal of hazardous materials, the investigation and remediation of soil and groundwater contamination and employee health and safety.

Violators of environmental laws may be subject to civil or criminal penalties, impositions of surcharges, injunctions and third party lawsuits to enforce compliance and may be required to install pollution control equipment or other facility improvements or curtail operations. The Company's operations in the United States are subject to certain environmental remediation laws, such as the U.S. federal "Superfund" law, which can impose joint and several liability for site clean-up, regardless of fault, upon certain statutory categories of parties, including companies that sent wastes offsite for disposal and current owners and operators of property.

     The Company's anticipated environmental compliance and related capital expenditures for 1999 and 2000 are approximately NLG 12 million and NLG 13 million, respectively. In many jurisdictions, environmental requirements may become more stringent in the future or may be enforced more strictly, which could affect the Company's ability to obtain or maintain necessary authorizations and approvals or result in increased environmental compliance costs. While management does not believe that environmental compliance or remedial requirements are likely to have a material adverse effect on the Company, there can be no assurance that future environmental compliance or remedial obligations will not arise in connection with the Company's operations and that such obligations could not have a material adverse effect on the Company's business, financial condition or results of operations. Employees

     As of December 31, 1998 the Company employed 5,487 employees worldwide, of whom 2,809 were employed in Western Europe, 423 in North America and 2,255 in the rest of the world. Of the total number of employees, 747 are administrative employees, 1,138 are in sales, 2,935 are in manufacturing, 233 are in distribution, 282 are in marketing and 152 are in research and development. Of its 5,487 employees, 238 employees are hired on a temporary basis.

     In accordance with Western European practices, most of the Company's Western European factory workers belong to chemical industry unions while the Company is a part of local chemical industry employer organizations. Generally, in Western European companies affiliated with an employer's organization and consequently party to collective bargaining agreements, wages and general working conditions are initially negotiated in collective bargaining at the national level between the central employees' association and the central labor union associations within each branch of industry; thereafter, depending on local rules and regulation, each employer and its labor union associations may negotiate within the limits set out in the national agreements. At its manufacturing facility in the United States, the Company's factory workers are represented by the Oil, Chemical and Atomic Workers International Union. The Company has entered into a collective bargaining agreement with its factory workers in the United States which agreement expires in 2001. The Company believes its relationship with its employees is satisfactory. The Company has not encountered a strike or material work stoppage in any country in which it has a significant number of employees.

                 CERTAIN FACTORS WHICH MAY AFFECT THE BUSINESS

Competition

     The household cleaning products industry is characterized by intense competition throughout the world. The Company competes with numerous, well-established local, regional, national and international companies, some of which are very large and aggressively establish and defend their products, market shares and brands. The principal competitors of the Company include large, international consumer products companies such as Procter & Gamble, Unilever, Colgate Palmolive, Reckitt & Colman and Clorox, as well as small local competitors. A number of such existing and potential competitors have substantially greater resources than the Company. To reduce the impact of competitive pressures, the Company seeks to operate in sections of the market, such as premium niche cleaning products, which are not the primary focus of certain other major international household cleaning manufacturers;

however, such companies have challenged and may continue to challenge the Company in the future. Such future competition may have a significant impact on the Company's future sales volumes and margins.

     Most of the Company's products compete with other nationally advertised brands and with private label brands and generic non-branded products of retail chains and wholesale cooperatives. Competition is particularly intense in laundry detergents in Western Europe, which is the most important region for the Company in this product category. In addition, in certain markets competition for the Company's products from private label brands has increased, and this trend is expected to continue. Generally, the nature of competition is such that price increases are difficult to sustain in what is typically a volume-driven business.

     The Company's ability to compete effectively, particularly in markets where the Company sells premium products, depends to a significant degree on its ability to introduce new products (whether improved or newly developed). Such introductions usually require substantial expenditures for advertising and sales promotion. Failure to introduce new products and gain acceptance thereof may significantly impact the Company's results of operations.

     The Company has encountered in the past, and is likely to encounter in the future, competitive challenges to its leadership position in certain markets. Defense of such positions has normally required significant marketing expenditure and promotional activity. Defense of future challenges and any loss of market leadership position could have a material adverse effect on the Company's business and results of operations.

Operations in Emerging and Other Foreign Markets

     The Company operates on an international basis, with operations currently in approximately 25 countries and sales in over 45 countries. Risks inherent in foreign operations include changes in social, political and economic conditions. Furthermore, the Company is pursuing a strategy of expansion into potentially high growth emerging markets, primarily in Eastern Europe and Asia. Such efforts generally entail significant start-up costs associated with establishing brand equity, sales and finance organizations and manufacturing operations. Operations in emerging markets expose the Company to certain additional risks, including product price volatility, tax liabilities, government regulations, partner and distributor relationships, political instability, local economic conditions (including high and generally unpredictable levels of inflation) and local labor conditions.

     Governments in certain emerging markets have exercised and continue to exercise substantial influence over many aspects of their economies. Such governments have, in certain circumstances, imposed various policies designed to manage their economies which have affected the Company's operations. In certain circumstances, government-imposed quotas and import tariffs have significantly limited the ability of the Company to export certain of its products into those countries and have led to establishment of manufacturing operations in certain of those countries. Future Government actions could have a significant effect on economic conditions and the demand for the Company's products in emerging markets. Variations in economic conditions could influence the demand and prices received for the Company's products and, accordingly, the results from its operations in those markets.

Exposure to Currency Fluctuations

     Currency fluctuations have in the past had, and may in the future have, a significant effect on the Company's consolidated financial statements. The Company's consolidated financial statements, which are presented in Dutch guilders, are impacted primarily by translation risk, the risk that the consolidated financial statements of the Company for a particular period or as of a certain date are affected by changes in the prevailing exchange rates of the various currencies in which its assets and liabilities are denominated against the Dutch guilder. Generally, a weakening of the Dutch guilder against other currencies has tended to affect reported operating results positively, and a strengthening of the Dutch guilder against other currencies has tended to affect reported operating results negatively. Even though fluctuations of currencies against the Dutch guilder can be substantial and therefore significantly impact comparisons with prior periods, translation impact is a reporting consideration at the consolidated level and does not affect the underlying results of operations of the Company's operating subsidiaries. The Company does hedge against certain intercompany financial exposure from time to time. See Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Fluctuations" for a discussion of the Company's hedging policies and practices.

Euro

     On January 1, 1999, The Netherlands together with certain other member countries of the European Union adopted the Euro ("EUR") as their new common currency. The Dutch guilder will also remain as legal tender for a transition period of three years until January 1, 2002. During this period the Euro will not be usable for cash payments, but can be used for non-cash electronic money transfers between the Company and its business partners. During 1998, the Company commenced a process to identify areas in its information systems that need to be modified in order to handle the Euro adequately. As of December 31, 1998, the Company had upgraded its systems to be capable of handling business transactions denominated in Euros. Furthermore, the Company is investigating the potential impact on product pricing, human resources (i.e. payroll, pensions), contracts and other legal matters. Although the Company does not expect that the introduction of the Euro will have a material adverse effect on the Company's results of operations, cash flow or financial condition it will continue to monitor closely developments with respect to the introduction of the Euro.

     The internal reporting currency for the Company, will remain the Dutch guilder equivalent of the Euro for 1999. For external reporting purposes, the Company will translate the Dutch guilder amounts into Euros using the fixed exchange rate of EUR 1.00 to NLG 2.20371 starting from 1999. For its annual report 1998 the Company has provided convenience translations into Euros.

Lack of Operating History as a Stand-Alone Company

     Although the Company has been a major participant in the household cleaning products industry since 1982, the Company has not operated as a stand-alone or public company prior to the initial public offering of the Company on November 24, 1997 (the "Offering"). Since 1990, JAB, has also participated in the cosmetics industry through its wholly-owned subsidiary, Coty. The Company's historical financial data, therefore, reflect periods during which the Company did not operate as an independent company and certain allocations were made between the two primary operations of JAB in preparing such financial data.

Control by JAB

     As of December 31, 1998, JAB owns, directly or indirectly, 100% of the outstanding ClassA Common Shares of the Company (which ClassA Common Shares are entitled to four votes per share on any matter submitted to a vote of the Company's General Meeting of Shareholders) and 43.8 % of the Company's outstanding Class B Common Shares (Class B Common Shares are entitled to one vote per share), which together will represent approximately 76.6 % of the combined voting power of all classes of the Company's voting stock. Although JAB intends to utilize its voting power to elect a majority of independent members of the Supervisory Board of the Company and no member of the Management Board can be a member of the Supervisory Board under Dutch law, the Articles of Association of the Company do not restrict JAB's rights as a shareholder of the Company to nominate and elect a full Supervisory Board of its choosing or to vote for or against any nominees. As a result, JAB will have the power to determine all matters submitted to a vote of the Company's General Meeting of Shareholders without the consent of the Company's other shareholders, will have the power to prevent a change of control of the Company and could take other actions that might be favourable to JAB at the expense of minority shareholders. Control by JAB may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class B Common Shares might receive a premium for their shares over prevailing market prices. JAB has advised the Company that its current intention is to continue to hold all of the ClassA Common Shares owned by it. Except as disclosed herein, the Company does not intend to enter into transactions with JAB or affiliates thereof. If the Company enters into additional transactions with JAB or affiliates thereof in the future, they are expected to be on an arm's length basis and subject to evaluation and approval by members of the Supervisory Board who are unrelated to the Selling Shareholder or JAB, pursuant to the Company's internal governance rules. See Item 4 "Control of Registrant."

Environmental Considerations

     The Company's operations are subject to stringent environmental laws and regulations in most of the jurisdictions in which it operates, governing, among other things, emissions into the air, discharges into waters, the use, handling, transportation and disposal of hazardous substances, the investigation and remediation of soil and groundwater contamination and employee health and safety. A risk of environmental liability is inherent in the current and past commercial activities of the Company. As a result, the Company will incur environmental expenditures and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its manufacturing operations.

     The future costs of complying with environmental laws and containing or remediating contamination cannot be predicted with certainty and there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that such environmental liabilities or costs would not have a material adverse effect on the Company's business, financial condition or results of operations. See "--Business-- Consumer Safety and Environment."

Dependence on Subsidiaries

     As a holding company, the Company is dependent upon dividends, repayment of amounts receivable and interest and license income from its subsidiaries for cash to meet its operating expenses and to pay dividends to its shareholders.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company moved its headquarters from Ludwigshafen, Germany to Amsterdam in the Netherlands in July 1997. The relocation of the Company's headquarters was undertaken in connection with the establishment of the Company as a separate entity from JAB. The Company's Amsterdam headquarters occupies approximately 28,000 square feet of a building.

     The following table sets forth the Company's principal owned and leased manufacturing, distribution and research facilities as of the date of this Annual Report on form 20-F. The leases expire at various times through December 1, 2010, subject to certain renewal options.


                                                                                   Square      Owned/
Location                         Use                                               Footage     Leased
--------                         ---                                               -------     ------

Epernon, France                 Manufacturing                                       90,700      owned
Ladenburg, Germany              Manufacturing                                      161,550      owned
                                Warehouse                                          120,000     leased
Mira, Italy                     Manufacturing and Research and Development         870,000      owned
                                Warehouse                                          433,460     leased
Calderara, Italy                Manufacturing                                       66,700      owned
Granollers, Spain               Manufacturing                                      436,000      owned
Lluisa de Val, Spain            Warehouse                                          108,840      owned
Nowy Dwor, Poland               Manufacturing                                      269,510      owned
Lasky, Poland                   Warehouse                                           89,000     leased
Jingshasi, China                Manufacturing                                      490,270      owned(1)




Rockwood, United States         Manufacturing                                      105,005      owned
                                Warehouse                                          111,400      owned
Klin, Russia                    Manufacturing                                       41,000      owned
                                Warehouse                                           40,000      owned

-------------------
     (1) This facility is owned by the Company's 60%-owned joint venture.

     The Company also occupies numerous offices, assembly and distribution facilities and warehouses in Europe, North America, Australia, Poland, and China. The Company considers its properties to be generally in good condition and believes that its facilities are adequate for its operations and provide sufficient capacity to meet its anticipated requirements.

ITEM 3.  LEGAL PROCEEDINGS

     Reference is made to Note 17 "Legal Proceedings" to the Consolidated Financial Statements included in Item 18.

ITEM 4.  CONTROL OF REGISTRANT

     Reference is made to page 81 of the 1998 Annual Report to Shareholders incorporated herein by reference.

     Although none of these arrangements were the result of arm's-length negotiations, the Company believes that such arrangements were made on terms no less favorable to the Company than would have been received from unaffiliated third parties.

Registration Rights Agreement

     The Company, JAB Investments B.V. and JAB entered into a registration rights agreement (the "Registration Rights Agreement") effective as of November 24, 1997 which provides that, from time to time, at the request of JAB or JAB Investments B.V., the Company will use its best efforts to effect registration under the applicable federal and state securities laws of the Common Shares held by JAB or JAB Investments B.V. for sale in accordance with certain specified methods described in the Registration Rights Agreement, and will take such other action necessary to permit the sale thereof in the United States and in the Netherlands, subject to certain limitations specified in the Registration Rights Agreement. The requesting party shall bear the expense of registration. JAB and JAB Investments B.V. will also have the right, which they may exercise from time to time, to include the Common Shares (and any other securities issued in respect of or in exchange for such shares) held by them in certain other registrations of Common Shares initiated by the Company. The requesting party shall bear the expense of such registrations or proposed registrations.

Related Party Transactions

     With respect to the factoring of certain third party receivables with an affiliate of JAB reference is made to Note 3 "Accounts Receivable" to the Consolidated Financial Statements included in Item 18. With respect to certain agreements with JAB and or affiliates of JAB including transitional services agreement, tax sharing agreement and license agreement reference is made to
Note 12 "Related Party Transactions" to the Consolidated Financial Statements included in Item 18.

Leases

     The Company leases office space, equipment and office services in Ludwigshafen, Germany from JAB. Obligations under this lease are less than NLG
1.0 million per year.

ITEM 5.  NATURE OF TRADING MARKET

General

     Prior to November 24, 1997, there was no public market for the Class B Common Shares. As of November 24, 1997, the Company's Class B Common Shares were listed on the New York Stock Exchange under the symbol "BNV" and on the Amsterdam Stock Exchange under the symbol "BNV".

Share Certificates and Transfer

     Class B Common Shares are issuable in bearer or registered form, as the holder may elect, except that New York Shares may only be issued in registered form. Class B Common Shares registered in the Netherlands are in book-entry form ("Amsterdam Register"). Bearer Shares are represented by certificates printed in the Dutch language with a dividend sheet attached ("CF-certificates"). CF-certificates must remain deposited with an authorized custodian and may only be transferred through the book-entry transfer system maintained by NECIGEF. New York Shares are registered with the New York Transfer Agent and Registrar, and are represented by certificates printed in the English language in such denominations as the Management Board of the Company shall determine. Application has been made for the listing of the New York Shares on the New York Stock Exchange. Only New York Shares may be traded on the New York Stock Exchange. Application has been made to list all of the Class B Common Shares outstanding following the Offering on the Amsterdam Stock Exchange. Only Bearer Shares are traded on the Amsterdam Stock Exchange.

     Class B Common Shares booked in the Amsterdam Register may be converted into Bearer Shares or into New York Shares. Upon surrender of Bearer Shares at the principal office of the Dutch Transfer and Paying Agent, accompanied by a request that such Bearer Shares be exchanged for New York Shares, the Dutch Transfer and Paying Agent will instruct the New York Transfer Agent and Registrar to issue New York Shares and to deliver the corresponding certificates. Similarly, on presentation to the New York Transfer Agent and Registrar of New York Shares for cancellation and accompanied by the appropriate request, the New York Transfer Agent and Registrar will instruct the Dutch Transfer and Paying Agent in the Netherlands to issue and deliver Bearer Shares for the same number of Class B Common Shares.

     Bearer Shares and New York Shares may upon cancellation also be exchanged into Class B Common Shares of the Amsterdam Register. Certificates for New York Shares may be exchanged at the office of the New York Transfer Agent and Registrar for certificates of other authorized denominations.

     A fee of up to $5.00 per 100 shares or portion thereof will be charged to shareholders by the New York Transfer Agent and Registrar for the exchange of New York Shares for Bearer Shares or for Class B Common Shares at the Amsterdam Register.

     Bearer Shares have been accepted for clearance through Cedel and Euroclear under reference number NL0000339331.

Amsterdam Stock Exchange

     Trading on the floor of the Amsterdam Stock Exchange commences each business day at 9:30 a.m. and continues until 4:30 p.m. (Amsterdam time). Opening prices in major securities listed on the Amsterdam Stock Exchange are fixed by the relevant hoekman, an admitted institution of Amsterdam Exchanges nv with the function of hoekman on the Amsterdam Stock Exchange and designated by the Amsterdam Exchanges nv to act as a specialist for the relevant securities. All trades are reported immediately by the hoekman to the Amsterdam Stock Exchange, are shown on the Amsterdam Stock Exchange's screen and are disseminated worldwide by trading data vendors. Trading by telephone outside the Amsterdam Stock Exchange may take place between two Amsterdam Stock Exchange admitted institutions, between an Amsterdam Stock Exchange admitted institution and an investor, or between an Amsterdam Stock Exchange admitted institution and a foreign intermediary. Most equity trades are, however, carried out through the Amsterdam Stock Exchange.

     Amsterdam Exchanges N.V. publishes a daily official price list containing a summary of the total volume of all trading and prices per share during the trading day. Amsterdam Exchanges nv also publishes weekly and monthly summaries of the total volume of all retail trades, wholesale trades and megatrades.

     As of January 1, 1999 the Amsterdam Stock Exchange will only publish daily official price list in Euro. Comparative prices prior to December 31, 1998 will be published and converted at the fixed exchange rate determined by the European Central Bank on December 31, 1998of EUR 1.00 = NLG 2.20371.

     The table below sets forth the high and low closing sales prices of Class B Common Shares on the Amsterdam Exchange and the New York Stock Exchange.



                                                    The Netherlands                      United States
                                      ----------------------------------------------  -------------------
                                              High                     Low              High       Low
                                      ----------------------------------------------  --------  ---------
                                        In NLG     In EUR       In NLG      In EUR
                                      per share   per share   per share    per share    In $ per share
                                      ---------   ---------   ---------    ---------  -------------------

Fiscal Year 1997
November 24, 1997-December 31, 1997...   86.50                   66.00                  42.75      33.52

Fiscal Year 1998
First Quarter 1998....................  119.90                   80.00                  55.63      38.00
Second Quarter 1998...................  125.81                  108.09                  61.88      53.06
Third Quarter 1998....................  137.20                   89.49                  67.25      47.31
Fourth Quarter 1998...................  124.00                   89.69                  64.88      48.75

Fiscal Year 1999
First Quarter 1999....................              61.80                    49.85      71.00      53.50
Second Quarter through April 29, 1999.              54.00                    46.45      57.06      50.31


     At December 31, 1998 approximately 1,692,852 million Common Shares were held by approximately 11 shareholders with registered addresses in the United States. These figures do not include the number of Common Shares held by shareholders with registered addresses outside the United States in which United States residents have an interest or the number of any such United States residents.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS

     There are no legislative or other legal provisions currently in force in the Netherlands or arising under the Company's Articles of Association restricting the rights of non-residents of the Netherlands to hold or vote Common Shares or restricting dividends to holders of Common Shares not resident in the Netherlands. Insofar as the law of the Netherlands is concerned, cash dividends paid in any currency may be transferred from the Netherlands and converted into any other convertible currency.

     Dividends payable by the Company are subject to Dutch withholding tax at the current rate of 25%. The withholding tax on dividends paid to holders of Common Shares who are not residents of the Netherlands may be reduced by virtue of an applicable income tax convention in effect between the Netherlands and the country of residence of the recipient of the dividends. Under the income tax treaty in effect between the Netherlands and the United States (the "US/NL Income Tax Treaty"), dividends paid by the Company to a U.S. resident (other than a tax exempt organization or a pension trust) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%. Subject to certain conditions and limitations, such withholding tax will generally be eligible for credit against a U.S. resident's federal income tax liability. Under the US/NL Income Tax Treaty, dividends received by tax exempt organizations and exempt pension trusts generally are exempt from Dutch withholding taxes or such taxes are fully refundable. See Item 7 "Taxation-- Taxation."

ITEM 7. TAXATION

General

     The following discussion of the tax consequences of the investment in the Class B Common Shares is based on the law and practice applicable in the Netherlands and the United States as currently in effect and is subject to changes therein, including changes that could have retroactive effect. The discussion does not purport to describe all tax consequences that may be relevant to an investor of the Class B Common Shares.

Taxation

     This discussion is limited to the tax consequences for an owner of Class B Common Shares who owns together with his or her partner and close relatives less than 5% of the issued Class B Common Shares of the Company and does not own together with his or her partner and close relatives call options that give a right to acquire 5% or more of the issued Class B Common Shares of the Company and therefore does not possess a substantial interest in the Company (a "Shareholder"). As used herein, a "U.S. Holder" is a holder of Class B Common Shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a United States domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of Class B Common Shares. The discussion is for general information only and does not cover all potential tax aspects connected with an investment in the Shares. Each investor is therefore advised to consult its own tax lawyer with respect to these aspects.

Withholding Tax

     Dividends distributed by the Company are subject to Dutch withholding tax at 25%. Dividends include but are not limited to dividends in cash or in kind, constructive dividends, repayment of paid-in capital not recognized for Dutch tax purposes and liquidation proceeds in excess of recognized average paid-in capital. Stock dividends are also subject to withholding tax on the par value of the Shares issued. If such stock dividends are sourced out of the Company's paid in share premium recognized for Dutch tax purposes, the stock dividends are exempt from withholding tax.

     The Dutch withholding tax may be fully or partly reduced or refunded if a shareholder is resident in a country other than the Netherlands and a convention for the avoidance of double taxation is in effect between the Netherlands and such country, depending on the terms of such convention.

     Under the US/NL Income Tax Treaty, Dutch withholding tax on dividends paid by the Company to a resident of the United States (other than a tax exempt organization or tax exempt pension trust) generally is reduced from 25% to 15%.

     This reduction is not applicable if the Shares held by such resident are attributable to an enterprise or part of an enterprise that is, in whole or in part, carried on by a permanent establishment or a permanent representative in the Netherlands. Dividends received by tax exempt pension trusts and tax exempt organizations as defined in the US/NL Income Tax Treaty are completely exempt from Dutch dividend withholding tax. If the proper forms are filed before the payment, the reduced dividend withholding rate can be applied at source upon payment of the dividends, except for tax exempt organizations. Dividend withholding tax reductions upon dividend payments to a non-individual shareholder can only be applied when the limitations on benefit provisions of article 26 of the convention do not prohibit such a reduction.

     To the extent paid out of current or accumulated earnings and profits of the Company as determined in accordance with United States federal income tax principles, the gross amount of distributions made with respect to Class B Common Shares (including amounts withheld in respect of Dutch withholding tax) will generally be includible in the income of a U.S. Holder as ordinary dividend income on the date such distribution is received by the U.S. Holder. Subject to certain limitations and restrictions, Dutch withholding taxes will be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Dutch withholding tax will likely not be creditable against the U.S. Holder's United States tax liability, however, to the extent that the Company is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to the Company. Currently the Company may, with respect to certain dividends received from qualifying non- Netherlands subsidiaries, credit taxes withheld from those dividends against the Dutch withholding tax imposed on a dividend paid by the Company, up to a maximum of the lesser of (i) 3% of the portion of the gross amount of the dividend paid by the Company that is subject to withholding and (ii) 3% of the gross amount of the dividends received from qualifying non-Netherlands subsidiaries. The credit reduces the amount of dividend withholding tax that the Company is required to pay to the Netherlands Tax Administration but does not reduce the amount of tax the Company is required to withhold from dividends. The Company will endeavor to provide the U.S. Holders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Holders. Dividends generally will constitute foreign source "passive" or "financial services" income for U.S. foreign tax credit purposes.

   Taxation on Income and Capital Gains

     A holder of Class B Common Shares will not be subject to Netherlands taxation on income from the shares and capital gains realized on the disposal of the shares (except for the dividend withholding tax described above) provided that:

       1. the holder is neither resident or deemed resident of the Netherlands; and

       2. such holder does not have to attribute the shares to an enterprise or an interest in an enterprise that is in whole or in part carried on by a permanent establishment or permanent representative in the Netherlands.

     For the purposes of Dutch taxes on income and capital gains an individual who is not a resident of the Netherlands at the time of payment and who is not of Dutch nationality generally will not be deemed to be a resident of the Netherlands, provided such a person will not be a resident of the Netherlands within a period of twelve months following a period of residency in the Netherlands, unless the person can prove that he has been resident of another country. Should a person be considered resident of both the Netherlands and another country, an applicable convention for the avoidance of double taxation may give tie-breaker rules for the determination of the country of residence.

   Net Wealth Tax

     A holder of Class B Common Shares will not be subject to Netherlands net wealth tax with respect to the Shares provided that he or she:

       1.  is not an individual; or

       2. meets conditions 1 and 2 mentioned under "--Taxation on Income and Capital Gains" above.

   Gift, Inheritance and Estate Tax

     An acquisition of Class B Common Shares by way of a gift or at the occasion of the decease of a holder is not subject to Netherlands gift, inheritance or estate tax provided that such holder is neither resident or deemed resident in the Netherlands unless:

       1. such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares are or were attributable; and

       2. in the case of a gift of shares by an individual who at the date of the gift as neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift while resident or deemed to be resident in the Netherlands.

     For the purposes of Netherlands gift, estate and inheritance tax, an individual of Dutch nationality is deemed to be resident in the Netherlands if he has resided therein at any time during the ten years preceding the date of the gift or death. A person not of Dutch nationality will only be deemed to be resident in the Netherlands if he has been resident therein at any time in the 12 months preceding the time of the gift.

ITEM 8. SELECTED FINANCIAL DATA

     Reference is made to page 77 of the 1998 Annual Report to Shareholders incorporated herein by reference.

Exchange Rate Information

     The following table sets forth, for the periods indicated, certain information concerning the exchange rate between Dutch guilders and U.S. dollars based on the Noon Buying Rate. Such rates are provided solely for the convenience of the reader and are not necessarily the exchange rates used by the Company in the preparation of its Financial Statements included elsewhere in this Registration Statement. No representation is made that the Dutch guilders could have been, or could be, converted into U.S. dollars at these rates or at any other rates.


                                     Dutch Guilders per U.S. Dollar
                                 ---------------------------------------
                                 Period-
                                  end       Average
Calendar Year                     Rate      Rate(1)      High       Low
-------------                    -------    -------     ------     -----

1994...........................   1.74       1.81        1.98       1.67
1995...........................   1.60       1.60        1.75       1.52
1996...........................   1.73       1.69        1.76       1.61
1997...........................   2.03       1.96        2.12       1.73
1998...........................   1.88       1.98        2.09       1.81
1999 (through April 29, 1999)..   2.08       2.02        2.08       1.87
-------------------

     (1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and other financial information contained elsewhere in this Annual Report on Form 20-F.

Results of Operations

     The Company's net revenues and operating income by product category for the periods indicated are set forth in the following table:

                                                         Year Ended December 31,                      Percentage Change
                                ------------------------------------------------------------------- --------------------
                                                                                                    1997 vs.    1998 vs.
                                        1996                   1997                     1998          1996        1997
                                -------------------     ------------------      ------------------- ---------   --------
                                        (% of Total             (% of Total             (% of Total
                                             Net                     Net                    Net
                                   (NLG) Revenues)       (NGL)    Revenues)      (NGL)    Revenues)      %          %
                                ------- -----------     ------- -----------     -------  ----------  --------   --------

                                                    (in millions, except percentage figures)
Net revenues by product category:
Dishwashing...............        939.9        31%      1,179.6        33%      1,282.7       33%        26%         9%
Laundry additives.........        773.0        25         904.0        25       1,025.0       27         17         13
Home cleaning.............        278.9         9         335.8         9         343.5        9         20          2
Laundry detergents........        765.7        25         875.0        24         923.2       24         14          6
Other.....................        281.4         9         288.0         8         283.1        7          2         (2)
Total net revenues........      3,090.0       100%      3,582.4       100%      3,857.4      100%        16%         8%


     The Company's net revenues and operating income by region for the periods indicated are set forth in the following table:



                                                          Year Ended December 31
                                --------------------------------------------------------------------
                                       1996                     1997                    1998
                                -------------------     -------------------      -------------------
                                   Net     Percent         Net      Percent        Net       Percent
                                 Amount    of Total      Amount    of Total      Amount     of Total
                                --------   --------     --------   --------      -------    --------
                                   NLG          %          NLG          %          NLG          %

Net revenues by region:
Western Europe................  2,223.4        73%      2,434.9        68%       2,603.4        68%
North America.................    392.7        13         531.6        15          556.9        14
Rest of World.................    422.9        14         615.9        17          697.1        18
Total net revenues............  3,039.0       100%      3,582.4       100%       3,857.4       100%
Operating income by region:
Western Europe(1).............    309.0        90%        358.3        93%         448.1       102%
North America(1)..............     20.5         6           7.3         2           (0.7)       --
Rest of World(1)..............     13.7         4          15.2         4            2.7         1
Corporate and Eliminations(2).      0.8        --           3.2         1          (13.9)       (3)
Subtotal......................    344.0       100%        384.0       100%         436.2       100%
Restructuring expenses(3).....     --                     (62.3)                    --
Compensation expenses(4)......     --                     (15.1)                    --
Total operating income........    344.0       100%        306.6       100%         436.2       100%

-------------------
     (1) Net of license fees and royalty expenses incurred by operating subsidiaries to the Company.

     (2) Includes license fees and royalty income received by the Company from its operating subsidiaries, less corporate overhead costs. The amount of license fees and royalty income reflect local currency sales in different countries and the exchange rate effects of translating such amounts and dividend payments between operating subsidiaries of the Company.

(3)  Restructuring expenses includes NLG 48.6 million for Western Europe, NLG
5.7 million for North America, NLG 4.0 million for the Rest of the World and NLG 4.0 million for Corporate and Eliminations.

(4) Compensation expenses reflect the issuance of stock awards from stock-based plans. See Item 12 "Options to purchase securities from Registrants or subsidiaries".

     The following table sets forth certain amounts as a percentage of net revenues:

As Percent of Net Revenues


                                            Year Ended December 31,          Percentage Change
                                        ------------------------------     ---------------------
                                                                           1997 vs.     1998 vs.
                                         1996        1997        1998        1996         1997
                                        ------      ------      ------     --------     --------

Net revenues........................... 100.0%      100.0%      100.0%        18%           8%
Cost of sales..........................  59.3        57.3        56.1         14            6
Selling, general and
  administrative expenses..............  28.0        31.3        43.8         32           11
Restructuring Expenses.................   0.0         1.7         0.0        100%         100%
Amortization of intangibles............   1.4         1.1         1.0         (1)          (2)
Operating income.......................  11.3         8.6        11.3        (11)          42
Interest expense, net(1)...............   2.3         1.6         1.1        (20)         (23)
Provisions for income taxes............   3.6         2.9         4.1         (5)          52
Net earnings(2)........................   5.4         4.3         6.2         (6)          55

-------------------

     (1) Includes interest expense to third parties and affiliates, net of interest income.

     (2) Net earnings after minority interest.

1998 compared with 1997

     Reference is made to pages 24 to 32 of the 1998 Annual Report to Shareholders incorporated herein by reference.

1997 Compared with 1996

   Net Revenues

     The Company. Net revenues increased by 18%, from NLG 3,039.0 million in 1996 to NLG 3,582.4 million in 1997, reflecting increases in net revenues across all categories and regions. The increases in net revenues, stated in Dutch guilders, in all of the Company's product categories and geographic regions were due primarily to increases in volume of goods sold, rather than price increases, as the Company experienced market growth in core categories, increased market shares in certain key product categories and expanded in new emerging markets. Adjusted for changes in foreign exchange rates (by applying average 1996 currency exchange rates to 1997 local currency net revenues), the Company's net revenues increased by 13%.

     Dishwashing Products. The Company's net revenues in dishwashing products increased by 26%, from NLG 939.9 million in 1996 to NLG 1,179.6 million in 1997. The 26% increase was largely attributable to net revenue increases in Automatic Dishwashing (ADW) products (28%) as a result of the Company's increase in measured worldwide market share, from 34% in 1996 to 38% in 1997, and the expansion of the worldwide market for ADW products. The Company's market share gains were the result of (i) the successful launch and the increased marketing support of the Double Action Tablets on the Company's leading ADW brand in North America, Electrasol, leading to a more solid number two market position in North America, and (ii) market share growth in France, the United Kingdom, Germany, Italy and Spain attributable to the continued success of the Company's innovation, the ADW Double Action Tablets. Adjusted for changes in foreign exchange rates, the Company's net revenues in dishwashing products increased by 18%.

     Laundry Additives. The Company's net revenues in laundry additives increased by 17%, from NLG 773.0 million in 1996 to NLG 904.0 million in 1997. The 17% increase was largely attributable to the growth of fabric treatment products, particularly in the United Kingdom, Turkey and Poland, where strong marketing efforts were used to establish the Company's latest introduction, an in-wash liquid booster, as well as increased penetration of Calgon water softeners in emerging markets and in some of the underdeveloped markets in Western Europe, such as Spain. Adjusted for changes in foreign exchange rates, the Company's net revenues in laundry additives increased by 13%.

     Home Cleaning. The Company's net revenues in home cleaning products increased by 20%, from NLG 278.9 million in 1996 to NLG 335.8 million in 1997. The 20% increase was largely attributable to continued growth in the lime-and-rust specialty cleaners business in the emerging markets of Turkey, Poland, Russia, the Baltic countries and CIS and in North America. Adjusted for changes in foreign exchange rates, the Company's net revenues in home cleaning products increased by 15%.

     Laundry Detergents. The Company's net revenues in laundry detergent products increased by 14%, from NLG 765.7 million in 1996 to NLG 875.0 million in 1997. The 14% growth was largely attributable to the entry into new emerging markets at the end of 1996 such as China, Russia, the Baltic countries, CIS and Slovenia as well as the successful relaunch of the national umbrella brand Sole in Italy. Adjusted for changes in foreign exchange rates, the Company's net revenues in laundry detergent products increased by 13%.

     Other. The Company's net revenues in other products increased by 2%, from NLG 281.4 million in 1996 to NLG 288.0 million in 1997, primarily reflecting favorable exchange rates. Adjusted for changes in foreign exchange rates, the Company's net revenues from other products decreased by 2%.

     Western Europe. The Company's net revenues in Western Europe increased by 10%, from NLG 2,223.4 million in 1996 to NLG 2,434.9 million in 1997. The 10% increase was mainly due to net revenue growth in Italy (9%), Spain (15%), the United Kingdom (52%), Germany (5%) and France (9%). In Italy, the increase in net revenues was due primarily to growth in its premium niche categories such as ADW products and Calgon water softeners, and an increase in net revenues in laundry detergents reflecting a further market share growth in the value arena. The growth in Spain was mainly related to an increase in sales of ADW products and Calgon water softeners as a result of an increased focus in this still underdeveloped brand in this country. In the United Kingdom, the increase in net revenues was mainly due to an increase in ADW product market shares, increased sales in Vanish fabric treatments and favorable exchange rate effects. In Germany, the increase in net revenues was due primarily to the strengthening of our recently established market leadership position in ADW products after the launch of ADW Double Action Powder, and an increase in the private label business. The growth in France was related to market share gains in ADW products, and an increase in the private label business. Adjusted for changes in foreign exchange rates the Company's net revenues in Western Europe increased by 6%.

     North America. The Company's net revenues in North America increased by 35%, from NLG 392.7 million in 1996 to NLG 531.6 million in 1997. The 35% increase was largely attributable to increased market share in North America for the Company's leading ADW product brand, Electrasol, reflecting the successful launch and marketing support of the Electrasol Double Action Tablets in the second half of 1997, increased sales in the laundry additives and home cleaning categories, as well as favorable exchange rate effects. Adjusted for changes in foreign exchange rates, the Company's net revenues in North America increased by 17%.

     Rest of the World. The Company's net revenues in the Rest of the World increased by 46%, from NLG 422.9 million in 1996 to NLG 615.9 million in 1997. The 46% increase was largely attributable to the entry into new markets such as China, Russia the Baltic countries, CIS, Croatia and Slovenia; and the growth of premium niche categories in semi-established markets such as Turkey, Poland and Hungary. Adjusted for changes in foreign exchange rates, the Company's net revenues in the rest of the world increased 47%.

   Cost of Sales

     The Company's cost of sales increased 14%, from NLG 1,803.0 million in 1996 to NLG 2,052.1 million in 1997. Cost of sales increased as a result of higher unit volumes. As a percentage of net revenues, such cost of sales decreased from 59.3% in 1996 to 57.3% in 1997. Cost of sales as a percentage of net revenues decreased primarily due to a more favorable product mix, featuring a greater proportion of relatively high margin premium products and significant cost savings both in mature and in emerging markets through the implementation of cost cutting programs.

   Selling, General and Administrative Expenses

     The Company's selling, general and administrative expenses increased 32%, from NLG 850.9 million in 1996 to NLG 1,120.7 million in 1997. As a percentage of net revenues, such selling, general and administrative expenses increased from 28.0% in 1996 to 31.3% in 1997. The increase as a percentage of net revenues was largely attributable to a 43% increase in marketing costs, driven by increased support of the Company's premium niche categories in Western Europe and North America and by the Company's entry into new geographic markets. Selling, general and administrative expenses also grew as the Company established sales and administration organizations in Eastern Europe and China. In addition, compensation expenses of NLG 15.1 million in connection with restricted stock awards under the stock-based compensation plans have been recorded.

   Restructuring

     The Company has undertaken an extensive program of identifying and implementing cost reduction and profit enhancement initiatives designed to increase the efficiency and profitability of its operations worldwide. These initiatives include (i) a restructuring program that includes the closure of three factories in Western Europe and one in Puerto Rico, (ii) increasing common components across product lines to simplify manufacturing and logistics operations and reduce working capital, and (iii) a restructuring of local sales forces and administration activities. These changes will result in the elimination of approximately 640 positions, primarily as a result of the closure of the factories. The related restructuring charges, of NLG 62.3 million have been recorded in the second half of 1997, including the write-off of certain assets. The Company anticipates that these cost reduction and profit enhancement initiatives will be fully implemented during 1998. Although the majority of the cash payments will be made in 1998, some of the cash payments will be extended to future periods due to lay-off and severance schemes. The growth of the Company will create new job positions in 1998, although due to the restructuring the total number if employees will decrease in 1998.

   Amortization of Intangibles

     The Company had net intangible assets of NLG 680.6 million as of December 31, 1997. These intangible assets relate to trademarks, licenses, goodwill and other intangible assets, which are being amortized over their estimated useful lives. The majority of these amounts relate to major acquisitions made from 1987 to 1989. Non-cash expenses related to amortization of intangible assets declined from NLG 41.1 million in 1996 to NLG 40.7 million in 1997.

   Operating Income

     Operating income decreased by 11%, from NLG 344.0 million in 1996 to NLG
306.6 million in 1997. The decrease in operating income was primarily due to the recording of restructuring charges of NLG 62.3 million for a cost reduction and profit enhancement program which includes the closure of three plants in Europe and one factory in Puerto Rico; and compensation expenses of NLG 15.1 million in connection with restricted stock awards under the stock-based compensation plans. Excluding these two items operating income increased by 12% to NLG 384.0 million in 1997. In Western Europe operating income, exclusive of restructuring and stock-based compensation expenses, increased from NLG 309.0 million in 1996 to NLG 358.3 million in 1997, or by 16%.

Operating income, exclusive of restructuring and stock-based compensation expenses, decreased in North America from NLG 20.5 million in 1996 to NLG 7.3 million in 1997, or by 64% and increased, exclusive of restructuring and stock-based compensation expenses, in the Rest of the World from NLG 13.7 million in 1996 to NLG 15.2 million in 1997, or by 11%. The increase in operating income, exclusive of restructuring and stock-based compensation expenses, in Western Europe was largely attributable to improved operating income in Italy, Spain and the United Kingdom, reflecting growth in net revenues and an improved gross margin. The decrease in operating income, exclusive of restructuring and stock-based compensation expenses, in North America was due to a significant increase in marketing support following the launch of the Electrasol ADW Double Action Tablet. The increase in operating income, exclusive of restructuring and stock-based compensation expenses, in the Rest of the World was largely attributable to improved profitability in semi-developed countries such as Turkey, Poland, the Czech Republic, Slovakia and Hungary, partially offset by the Company's significant up-front investments in new emerging markets such as China, Russia and Romania.

   Interest Expense, Net

     Interest expense, net, decreased by 20%, from NLG 70.6 million in 1996 to NLG 56.1 million in 1997. The decrease was mainly due to a net repayment of debt and net borrowings due to affiliates and to a decrease in the effective interest rate in 1997.

   Provisions for Income Taxes

     Provisions for income taxes decreased by 5%, from NLG 110.4 million in 1996 to NLG 105.4 million in 1997, due to a decrease in profits before taxes of 8%, partially offset by a 1.7% increase of the Company's effective tax rate.

   Net Earnings

     The Company's net earnings (after minority interests) decreased by 6%, from NLG 164.9 million in 1996 to NLG 154.8 million in 1997. Excluding the restructuring expenses and the stock-based compensation expenses adjusted for the tax effect of these items, the Company's net earnings increased by 21% to NLG 199.7 million in 1997.

   Earnings per share

     The Company's basic and diluted earnings per share decreased by 6% and 8% from NLG 3.15 and NLG 3.15 in 1996 to NLG 2.95 and NLG 2.91 in 1997, respectively. Excluding the restructuring expenses and the stock-based compensation expenses, adjusted for the tax effect of these items, the Company's basic and diluted earnings per share increased by 21% and 19% to NLG
3.81 and NLG 3.75 in 1997, respectively. The 1996 and 1997 basic and diluted earnings per share amounts have been computed based on a "pro forma" basis in compliance with Statement of Financial Accounting Standard No 128, which requires the Company to present "basic" and "diluted" earnings per share effective for the Company's year ending December 31, 1997.

   Liquidity and Capital Resources

     Reference is made to pages 33 to 35 of the 1998 Annual Report to Shareholders incorporated herein by reference.

   Year 2000 and EURO

     Reference is made to pages 35 to 36 of the 1998 Annual Report to Shareholders. Reference is made to Item 1 "Description of Business--Certain Factors Which May Affect The Business" for a discussion on the Euro.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Reference is made to Note 8 "Debt Obligations", Note 14 "Fair Value of Financial Instruments" to the Consolidated Financial Statements included in
Item 18 and pages 33 to 35 of the 1998 Annual Report to Shareholders incorporated herein by reference.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Supervisory Board

     Under Dutch law and the Articles of Association of the Company, the management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board advises the Management Board and is responsible for supervising the policies pursued by the Management Board and the general course of affairs of the Company and its business. In fulfilling their duties, the members of the Supervisory Board must serve the interests of the Company and its business.

     The Supervisory Board consists of such number of members as may be determined by the General Meeting of Shareholders, with a minimum of three members. The members of the Supervisory Board are appointed by the General Meeting of Shareholders for one-year terms upon the non-binding nomination by the Supervisory Board for each vacancy. Non-binding nominations of candidates to fill vacancies may also be made by a holder or holders of 10% or more of the issued share capital. At present, the Supervisory Board consists of 7 members.

     The Supervisory Board appoints a chairman from among its members. Resolutions of the Supervisory Board shall be validly adopted if adopted by a simple majority of votes in a meeting at which the majority of supervisory directors are present or represented. The Supervisory Board must meet upon request by two or more of its members or by the Management Board. The Supervisory Board will form at least three committees, a Compensation Committee, a Corporate Governance Committee and an Audit and Finance Committee; each of these committees is expected to be chaired by an independent member of the Supervisory Board. The majority of the members of these committees is expected to be independent.

     A member of the Supervisory Board must retire on the day of the annual General Meeting of Shareholders in the fiscal year in which such member reaches the age of 70. A member of the Supervisory Board may be suspended or dismissed by the General Meeting of Shareholders in case of improper performance of the member's duties, with due observance of applicable principles of reasonableness and fairness, and after having given the member an opportunity to account for his actions, all as determined under applicable Dutch legal principles. The members of the Supervisory Board may receive such compensation as may be determined by the General Meeting of Shareholders in their reasonable discretion, which compensation is expected to include shares and options on shares in the Company.

Management Board

     The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Articles of Association provide that the Supervisory Board may from time to time adopt written rules governing the internal organization of the Management Board (bestuursreglement), including directions to the Management Board concerning the general financial, economic, social and personnel policies of the Company. In addition, the Articles of Association provide that each of the Supervisory Board and the General Meeting of Shareholders may specify by resolution certain actions by the Management Board that require its prior approval.

     The Management Board consists of such number of members as may be determined by the Supervisory Board. Members of the Management Board are appointed by the General Meeting of Shareholders for an indefinite term upon the non-binding nomination by the Supervisory Board for each vacancy.

     Resolutions of the Management Board shall be validly adopted if adopted by a simple majority of votes, at least one of which must be cast by the Chairman of the Management Board, who may be appointed by the Supervisory Board from among Management Board members. The Management Board may also validly adopt its resolutions in writing, provided that the proposals for such resolutions have been communicated in writing to all Management Board members and no member has objected to this method of adoption of a resolution.

     The General Meeting of Shareholders has the power to suspend or dismiss members of the Management Board. The Supervisory Board may suspend but not dismiss members of the Management Board, but a General Meeting of shareholders must be held within three months after such suspension has taken effect in which a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three months. If a member of the Management Board is temporarily prevented from acting, the remaining members of the Management Board shall temporarily be responsible for the management of the Company. If all members of the Management Board are prevented from acting, one or more persons appointed by the Supervisory Board will be temporarily responsible for the management of the Company. The Supervisory Board determines the compensation and other terms and conditions of employment of the members of the Management Board.

Corporate Officers

     As a legal matter, the corporate officers of the Company support the Management Board in its management of the Company. In practice, the corporate officers and the Management Board share management responsibilities.

     The current members of the Supervisory and Management Board and the corporate officers of the Company, their current positions and their ages as of December 31, 1998, are:



Name                          Position                                                                       Age
----                          --------                                                                       ---

Martin Gruber.................Chairman and Member of the Supervisory Board until May 13, 1999                 67
Dr. Karl Heinz Weiss..........Member of the Supervisory Board until May 13, 1999                              69
Dr. Gerhard Ziener............Member of the Supervisory Board until May 13, 1999                              69
Ir. Hans van der Wielen.......Member of the Supervisory Board                                                 54
Dr. Jay Lorsch................Member of the Supervisory Board                                                 65
Mr. Adrian Bellamy............Member of the Supervisory Board                                                 56
Ms. Irene Miller..............Member of the Supervisory Board                                                 46
M. Dieter Meuderscheid........Member of the Supervisory Board
Dr. Peter Harf................Chairman and Member of the Management Board until May 13, 1999                  52
                              Chairman and Member of the Supervisory Board as of May 13, 1999
Bart Becht....................Member of the Management Board and Chief Executive Officer                      42
                              Chairman and Member of the Management Board and Chief Executive
                                 Officer as of May 13, 1999
Dr. Manfred Klein.............Member of the Management Board and Chief Financial Officer                      52
Marcello Bottoli..............Executive Vice President of  Category Development                               36
Freddy Caspers................Executive Vice President and Regional Manager Eastern Europe                    37
Alain Le Goff.................Executive Vice President of Operations                                          46
Douglas L. Meyer..............Executive Vice President and Regional Manager of North America                  49
Erhard Schowel................Executive Vice President of Central Europe                                      49
Kenneth R. Stokes.............Executive Vice President of Western Europe                                      42
Tom Corran....................Senior Vice President--Investor Relations & Corporate Communications            44
Anthony Gallagher.............Senior Vice President--Information Services                                     42
Roelof Hoving.................Senior Vice President--Corporate Taxes                                          36
Maarten Minderhoud............Senior Vice President; General Legal Counsel and Secretary                      42
Frank Ruther..................Senior Vice President--Human Resources                                          46
Michael Calikusu..............Vice President--Corporate Development                                           31


Name                          Position                                                                       Age
----                          --------                                                                       ---

Michael Hoche.................Vice President--Accounting and Reporting                                        38
Jurgen Ringler................Vice President--Treasury                                                        55
Hans van Selm.................Vice President--Internal Audit                                                  39


     The background of each member of the Supervisory and Management Board and each of the executive officers of the Company is as follows:

     Martin Gruber has served as Chairman and a member of the Supervisory Board of the Company since July 1997. Mr.Gruber has been the Chief Executive Officer of Benckiser Holding GmbH since 1983 and served as Chairman of the Supervisory Board of JAB from 1992 to 1997. Mr.Gruber has been a member of the Board of Directors of Coty since 1997. Mr.Gruber joined JAB in 1963 as Chief Purchasing Manager and has served in various other management positions in JAB in marketing, sales and operations since that time. Mr.Gruber was the Chief Executive Officer of JAB from 1978 to 1988 and was a member of the Management Board of JAB from 1967 to 1988.

     Dr. Karl Heinz Weiss has served as a member of the Supervisory Board of the Company since July 1997. Dr.Weiss has also been a member of the Advisory Board of Benckiser Holding GmbH since 1992. Dr.Weiss is an attorney at law and practices as a corporate lawyer. Dr.Weiss is currently serving as Chairman of the Supervisory Board of Paul Hartmann AG and is a member of the Supervisory Board of Wacker Chemie GmbH.

     Dr. Gerhard Ziener has served as a member of the Supervisory Board of the Company since July 1997. Dr.Ziener has also been the Chairman of the Advisory Board of Benckiser Holding GmbH from 1983. Dr.Ziener was General Manager of Roehm & Haas GmbH, Germany ("Roehm & Haas") from 1964 to 1971 at which time he became Chief Executive Officer of Roehm & Haas through 1987. Dr.Ziener was also the Chairman of the Supervisory Board of Roehm & Haas from 1987 until 1996. Dr. Ziener is a member of the Supervisory Board of Merck KGaA and holds advisory positions in a number of privately-owned companies.

     Ir. Hans van der Wielen is currently serving as President and Chief Executive Officer of Koninklijke Numico N.V. (formerly : N.V. Verenigde Bedrijven, Nutricia). Mr. van der Wielen has been a member of the Management Board of Koninklijke Numico N.V. since January 1, 1989. Mr. van der Wielen is also member of the Board of Stichting tot Beheer van de Preferente Aandelen in Wolters Kluwer N.V. and member of the Supervisory Board of Maxeres N.V. and the Supervisory Board of Gouda Vuurvast Holding N.V.

     Dr. Jay Lorsch is Louis Kirstein Professor of Human Relations, and Chairman, Doctoral programs, and Director of Research of the Harvard Business School. Dr. Lorsch is also director of Brunswick Corporation.

     Mr. Adrian Bellamy is currently Chairman of the Supervisory Board of Gucci Group N.V. Mr. Bellamy is also member of the Board of Directors of The Body Shop International PLC, the Gap, Inc., Paragon Trade Brands, Inc., Shaman Pharmaceuticals, Inc. and Williams-Sonoma, Inc.

     Ms. Irene Miller is currently a member of the Board of Directors of Barnes & Noble, Inc. and Oakley, Inc.

     Mr. Dieter Meuderscheid is currently a member of the Advisory Board of Joh. A. Benckiser GmbH and formerly served as Director of Unilever.

     Dr. Peter Harf has served as Chairman and a member of the Management Board of the Company since August 1997. Dr. Harf has also been Chief Executive Officer of JAB since January 1988 and a Managing Director of the Selling Shareholder since August 1997. Dr. Harf joined JAB in 1981 as Senior Vice President of International Operations. He served as Senior Vice President of International Operations from January 1981 to May 1982 and then served as Executive Vice President, Consumer Products Division, from May 1982 to January 1987. From January 1987, Dr.Harf served as Vice Chairman of the Management Board of JAB until taking his position as Chairman and Chief Executive Officer of JAB in January 1988. In addition, Dr.Harf has been Chairman of the

Board and Chief Executive Officer of Coty since March 1993. Dr.Harf is also a member of the Board of Directors of the Brunswick Corporation.

     Bart Becht has been a member of the Management Board of the Company since August 1997 and Chief Executive Officer since September 1997. Mr. Becht served as Chief Operating Officer of the Company from January 1997 to August 1997. Mr. Becht started his career with JAB in 1988 as Vice President Marketing at Benckiser USA. In July 1989, Mr. Becht was named General Manager of Benckiser Inc., Willowdale (Canada). From early 1992, Mr. Becht served as General Manager of Benckiser St. Marc S.A., Nanterre (France). From the end of 1993 to 1995, he was in charge of JAB's operations in Italy, where he led Mira Lanza S.p.A. Gruppo Benckiser, Milan, as General Manager. From 1995 until January 1997 Mr. Becht was President of the Household Detergents and Cleaning Agents Division of JAB. Before joining JAB, Mr. Becht served in various roles at Procter & Gamble, both in the United States and Germany.

     Dr. Manfred Klein has been a member of the Management Board and Chief Financial Officer of the Company since December 1996. Dr. Klein has also been Managing Director and Chief Financial Officer of JAB since January 1988. Dr. Klein has served in various other management and director roles within JAB, including as Chairman of the Supervisory Board of the Lancaster Group AG until the end of 1996 and as member of the Board of Directors of Coty until the end of 1996. Before joining JAB, Dr. Klein was employed as Finance Director and Treasurer of Metallgesellschaft AG from 1985 to 1987. Dr. Klein is a member of the Advisory Board of Deutsche Bank AG and of the Gerling Group.

     Marcello Bottoli has served as Executive Vice President of Category Development for the Company since January 1997. Mr. Bottoli joined JAB in 1991 and served as Marketing and R&D Director of Benckiser Spain from 1991 to 1993 and as General Manager of Benckiser France from 1993 to 1996. Prior to joining Benckiser, Mr. Bottoli was employed by the Boston Consulting Group in Paris (France) and Milano (Italy) from 1989 to 1991 and was with Procter & Gamble in France and the United States from 1985 to 1989.

     Freddy Caspers has served as Executive Vice President for the Eastern European region for the Company since September 1997. From 1992 through 1997 Mr. Caspers was employed by Pepsi in various senior management positions in their Eastern European operations. Before joining Pepsi, Mr. Caspers worked for Johnson & Johnson Consumer Products from 1987 to 1992 where he was responsible for several brand management and key account functions.

     Alain Le Goff has served as the Executive Vice President of Operations for the Company since January 1997. Mr. Le Goff joined JAB in 1986 and has served since then as Industrial Director of Benckiser St. Marc, France, as General Manager for the Lancaster factory, Monaco, as General Manager for Benckiser Produktions GmbH, Germany, and as Logistic Co-ordinator for the JAB group. Mr. Le Goff was the Senior Vice President of Operations for the Household Products Division of JAB from 1994 to 1996.

     Douglas L. Meyer has served as Executive Vice President and Regional Manager of North America for the Company since January 1997. Mr. Meyer joined JAB in November 1994 as President of Benckiser Consumer Products, Inc. in the United States. Since 1995, Mr. Meyer has served as Regional Manager of North America for the Household Detergents and Cleaning Agents Division of JAB. Prior to joining the Company, Mr. Meyer was President of Sterling Health Inc., the U.S. Over-the-Counter Drug Division of the Eastman Kodak Company, from 1991 to 1994. Mr. Meyer was with the Colgate-Palmolive Co. from 1973 to 1991. At Colgate, he served in numerous domestic and international assignments, including Vice President and General Manager of Colgate's U.S. Oral Care Division from 1986 to 1991.

     Erhard Schowel has served as Executive Vice President for the Central Europe Region of the Company since January 1997. After joining JAB in January 1979, Mr. Schowel served the Company in different sales and marketing functions in Germany and was named Commercial Director of Germany in January 1987. From December 1988, Mr. Schowel served as General Manager of Germany and in addition from 1993 to June 1995 he was also responsible for the Company's international private label business, Propack Europe. From June 1995 to the end of 1996, Mr. Schowel led Mira Lanza S.p.A. Gruppo Benckiser, Milan--Italy, as General Manager.

     Kenneth R. Stokes has been Executive Vice President of Western Europe (excluding Central Europe) for the Company since January 1997. Mr. Stokes joined JAB in 1989 and served as Vice President of Marketing for Benckiser Consumer Products Inc. from December 1989 to December 1991. He then served as President of Quintessence Inc. in the early part of 1992. Mr. Stokes was named Managing Director for Benckiser UK from July 1992 to July 1993 and then served as General Manager of Camp/Benckiser SA from July 1993 to March 1997. Prior to joining the Company, Mr. Stokes was with McKinsey & Company, Inc. from December 1985 to December 1989, and with Wilson Sporting Goods and the Clorox Company prior thereto.

     Tom Corran is currently serving as Senior Vice President--Investor Relations & Corporate Communications, having joined the Company in 1998. From 1990 to 1997 Mr. Corran served as Head of Corporate Development at Guinness PLC and from 1997 to 1998 he served in the position of Head of Corporate Governance at Gartmore Investment Management.

     Anthony Gallagher has served as Senior Vice President--Information Services of the Company since September 1997. From 1995 to 1997, Mr. Gallagher was Chief Executive Officer of InfoSol, a systems integration and consulting company providing information and technology services in the Middle East. From 1986 to 1993, Mr. Gallagher was employed as a regional director of information and technology services by Intergraph and by the Canadian telecommunications company, Mitel.

     Roelof Hoving has served as Senior Vice President--Corporate Taxes of the Company since December 1997. From 1992 - 1997, Mr. Hoving served as Senior Fiscal Advisor with British Petroleum. Previously, from 1989 to 1991 Mr. Hoving was a Tax attorney for a regional Dutch Tax Law firm.

     Maarten Minderhoud has served as Senior Vice President--General Legal Counsel and Secretary of the Company since August1997. From 1994 to 1997, Mr. Minderhoud served as a partner of Price Waterhouse. From 1986 to 1994, Mr. Minderhoud served as General Counsel of Fuji Photo Film B.V. and then as Corporate Secretary of Royal Pakhoed N.V.

     Frank Ruther has served as Senior Vice President--Human Resources of the Company since March 1997. From 1996 to 1997, Mr.Ruther served as Personnel Director of the detergents division of JAB. From 1986 to 1996, Mr. Ruther was Director of Compensation and Benefits (Europe) for Mars.

     Michael Calikusu has served as Vice President--Corporate Development of the Company since 1998. From 1997 to 1998 Mr. Calikusu served as Principal Consultant of Price Waterhouse, based in Los Angeles. Before this position he served as Business Development Director of Pepsi-Cola International. Mr. Calikusu is a member of the American and Texas State Bar Association as well as the American and Commonwealth of Virginia Institute of Certified Public Accountants.

     Michael Hoche has served as Vice President--Accounting and Reporting of the Company since July 1997. From 1990 to 1997, Mr. Hoche was employed in several finance roles within JAB, including serving as Director of Corporate Accounting and Reporting for JAB from 1995 to 1997.

     Jurgen Ringler has served as Vice President--Treasury of the Company since July 1997. From 1979 to 1997, Mr. Ringler was Treasurer for JAB.

     Hans van Selm is currently serving as Vice President--Internal Audit of the Company. From October 1997 to December 1998, Mr. van Selm served as Director of Internal Audit of the Company. From 1979 to 1997 Deloitte & Touche employed Mr. van Selm in several roles including serving as Manager External Audit Services in the

United States from 1992 to 1994 and (Senior) Manager external Audit Services from 1994 to 1997 in the Netherlands.

     The business address of each of the members of the Supervisory Board, the Management Board and the corporate officers is at the Company's offices at World Trade Center, Amsterdam Airport, Tower C, Schiphol Boulevard 229, 1118 BH Schiphol Airport, The Netherlands.

Employment Agreements

     Reference is made to Note 10 "Employee Benefits" to the Consolidated Financial Statements included in Item 18.

     On July 1, 1997, the Company entered into employment agreements with members of the Management Board and its Executive Vice Presidents. The agreements provide, among other things, that each of the Management Board members will provide services to the Company on a full-time basis, with the exception of Dr. Peter Harf. The agreements terminate by operation of law on the date on which the relevant director reaches pensionable age or may be terminated earlier, by either party, upon notice in writing and in accordance with the statutory minimum notice period under Dutch law. The agreements may also be terminated in the event of certain "urgent reasons" under applicable Dutch law. The agreements also contain termination, death and disability benefits, which provide lump sum payments in the amount of two times the base salary of the employee plus two times the average bonus received by the employee for the two most recent years. The termination benefits are payable to the employee upon termination of the employee for reasons not attributed to performance or an "urgent reason" under applicable Dutch law. Upon a "change of control" of the Company, if the Company or the employee terminates the agreement within twelve months of the change of control, the employee will receive three times the base salary plus three times the average bonus received by the employee for the three most recent years. The agreements contain non-competition and confidentiality provisions. According to the terms of the non-competition clause, during the employment term and for the 18-month period thereafter, the relevant employee, in general terms, is not allowed to conduct any business competing with that of the Company.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

Compensation

     The aggregate amount of compensation paid by the Company in fiscal year 1998 to the corporate officers of the Company and members of the Supervisory Board and Management Board as a group was approximately NLG 17.9 million.

     For the year ended December 31, 1998, the aggregate amount set aside or accrued by the Company to provide pension and retirement benefits for its corporate officers and members of the Supervisory and Management Boards was approximately NLG 1.3 million. The Company has not made loans to, or guarantees on behalf of, members of the Supervisory or Management Boards. With respect to the Employee Incentive Program and Annual Performance plan reference is made to Note 10 "Employee Benefits" to the Consolidated Financial Statements included in Item 18.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Reference is made to note 10 "Employee Benefits" to the Consolidated Financial Statements included in Item 18.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable

                                    PART II
ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
     Not applicable

                                   PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable

                                    PART IV

ITEM 17.  CONSOLIDATED FINANCIAL STATEMENTS

     Not applicable

ITEM 18.  CONSOLIDATED FINANCIAL STATEMENTS

     Reference is made to "Item 19 Consolidated Financial Statements and Exhibits".

ITEM 19.  CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

     (a)  List of Consolidated Financial Statements

     The following consolidated financial statements, together with the report thereon of Deloitte & Touche Registeraccountants dated February 23, 1999, appearing on pages 38 through 66 of the 1998 Annual Report to Shareholders are incorporated in this Annual Report on Form 20-F as Exhibit (a)(ii):

     Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and 1996.

     Consolidated Balance Sheets at December 31, 1998 and 1997.

     Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996.

     Consolidated Statement of Cash Flows for the years ended December 31, 1998, 1997 and 1996 Notes to the Consolidated Financial Statements.

     (b) List of Exhibits

     The following is the list of exhibits attached to this Annual Report on Form 20-F.

    Exhibit      Description
    --------     -----------
     (a)(i)      Consent of Independent Auditors

     (a)(ii) The 1998 Annual Report to Shareholders of the Company, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this Annual Report on Form 20-F.

     (b)(2)(i)   Articles of Association of the Company(1)

     (b)(2)(ii)  Specimen certificate of Class B Common Shares of the
                 Company(1)

     (b)(2)(iii) Trademark License Agreement between Joh. A. Benckiser GmbH and Benckiser N.V.(1)

     (b)(2)(iv) Registration Rights Agreement among Benckiser N.V., JAB Investments B.V. and Joh. A. Benckiser GmbH(1)

     (b)(2)(v)   Tax Sharing Agreement dated as of October 1, 1997 among Joh.
                 A. Benckiser GmbH, Benckiser N.V. and Coty, Inc.(1)

     (b)(2)(vi)  Subsidiaries of the Company(2)
-------------------

(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-7806), previously filed with the Securities and Exchange Commission.

(2) Incorporated by reference to Note 6 "List of Subsidiaries" of the 1998 Annual Report to Shareholders (see (a)(ii) above).

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for Filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature                 Title                                      Date
---------                 -----                                      ----
/s/Peter Harf
----------------------    Chairman of the Management Board         May 13, 1999
Peter Harf

/s/ Bart Becht
----------------------    Chief Executive Officer                  May 13, 1999
Bart Becht

/s/Manfred Klein
----------------------    Chief Financial Officer                  May 13, 1999
Manfred Klein

                                 EXHIBIT INDEX

     Exhibit      Description
     -------      -----------

     a(i)         Consent of Independent Auditors

     (a)(ii) The 1998 Annual Report to Shareholders of the Company, which is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this Annual Report on Form 20-F.

     (b)(2)(i)    Articles of Association of the Company(1)

     (b)(2)(ii)   Specimen certificate of Class B Common Shares of the
                  Company(1)

     (b)(2)(iii) Trademark License Agreement between Joh. A. Benckiser Gmb and Benckiser N.V.(1)

     (b)(2)(iv) Registration Rights Agreement among Benckiser N.V., JAB Investments B.V. and Joh. A. Benckiser GmbH(1)

     (b)(2)(v) Tax Sharing Agreement dated as of October 1, 1997 among Joh. A. Benckiser GmbH, Benckiser N.V. and Coty, Inc.(1)

     (b)(2)(vi)   Subsidiaries of the Company(2)
-------------------

(1) Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-7806), previously filed with the Securities and Exchange Commission.

(2) Incorporated by reference Note 6 "List of Subsidiaries" of the 1998 Annual Report to Shareholders (see (a)(ii) above).